Exhibit 99.1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is not for distribution, directly or indirectly, in or into the United States, Canada or Japan. This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities in the United States or any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. A registration statement relating to the securities listed below has been filed with the United States Securities and Exchange Commission and became effective on July 6, 2022, New York time. Any public offering of the securities listed below to be made in the United States will be made by means of a prospectus. Such prospectus will contain detailed information about such securities and Sands China Ltd. (including its management and financial statements).

This advertisement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

SANDS CHINA LTD.
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 1928)

US$700,000,000 2.300% Senior Notes due 2027 (Note Stock Code: 40852)
US$650,000,000 2.850% Senior Notes due 2029 (Note Stock Code: 40853)
US$600,000,000 3.250% Senior Notes due 2031 (Note Stock Code: 40854)
RESULTS OF THE OFFER TO EXCHANGE THE OUTSTANDING NOTES FOR NEW NOTES OF EQUAL PRINCIPAL AMOUNT WHICH HAVE BEEN REGISTERED UNDER U.S. SECURITIES ACT

Reference is made to the announcements, dated January 25, 2022, April 4, 2022, May 26, 2022, June 21, 2022, July 5, 2022, July 7, 2022 and August 5, 2022, issued by Sands China Ltd. (the “Company”) in relation to the offer (the “Exchange Offer”) to exchange all of the Company’s outstanding unregistered US$700,000,000 aggregate principal amount of 2.300% senior notes due 2027 (the “Outstanding 2027 Notes”), US$650,000,000 aggregate principal amount of 2.850% senior notes due 2029 (the “Outstanding 2029 Notes”) and US$600,000,000 aggregate principal amount of 3.250% senior notes due 2031 (the “Outstanding 2031 Notes” and, together with the Outstanding 2027 Notes and the Outstanding 2029 Notes, the

“Outstanding Notes”) for an equal principal amount of 2.300% senior notes due 2027, 2.850% senior notes due 2029 and 3.250% senior notes due 2031 (together, the “New Notes”), respectively, which have been registered under the United States Securities Act of 1933 (the “U.S. Securities Act”).

The board of directors (the “Board”) of the Company announces that the Exchange Offer expired at 5:00 p.m., New York time, on August 8, 2022.

The following table shows the aggregate principal amounts of the Outstanding Notes that, based on the final count by the exchange agent for the Exchange Offer, were validly tendered and not validly withdrawn under the Exchange Offer and the aggregate principal amounts of the Outstanding Notes that were not tendered for exchange under the Exchange Offer:

Outstanding Notes	Aggregate principal amounts of the Outstanding Notes that were validly tendered and not validly withdrawn under the Exchange Offer	Aggregate principal amounts of the Outstanding Notes that were not tendered for exchange under the Exchange Offer
	(US$)	(US$)

Outstanding 2027 Notes	699,073,000	927,000
Outstanding 2029 Notes	649,621,000	379,000
Outstanding 2031 Notes	598,594,000	1,406,000

Pursuant to the Exchange Offer, an equal principal amount of the relevant series of the New Notes will be issued by the Company in exchange for the Outstanding Notes that were validly tendered and not validly withdrawn under the Exchange Offer. The terms of the New Notes to be issued in the Exchange Offer are identical in all material respects to the Outstanding Notes, except that the New Notes have been registered under the U.S. Securities Act and will not have any of the transfer restrictions, any of the registration rights provisions and certain inapplicable interest provisions relating to the Outstanding Notes. It is expected that the New Notes will be issued on or about August 11, 2022, New York time.

The Company has applied to The Stock Exchange of Hong Kong Limited (“Stock Exchange”) for the listing of, and permission to deal in, the New Notes on the Stock Exchange by way of debt issues to professional investors (as defined in Chapter 37 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) only. Such permission to deal in the New Notes is expected to become effective on or about August 12, 2022, Hong Kong time. Listing of the New Notes on the Stock Exchange is not to be taken as an indication of the commercial merits or credit quality of the Company or the New Notes.

Since not all of the Outstanding 2027 Notes, Outstanding 2029 Notes and Outstanding 2031 Notes have been exchanged in full for the New Notes pursuant to the Exchange Offer, the Outstanding 2027 Notes, Outstanding 2029 Notes and Outstanding 2031 Notes that remain outstanding after completion of the Exchange Offer will remain listed on the Stock Exchange.

By order of the Board
SANDS CHINA LTD.
Dylan James Williams
Company Secretary

Macao, August 9, 2022

As at the date of this announcement, the directors of the Company are:

Executive Directors:
Robert Glen Goldstein
Wong Ying Wai
Chum Kwan Lock, Grant

Non-Executive Director:
Charles Daniel Forman

Independent Non-Executive Directors:
Chiang Yun
Victor Patrick Hoog Antink
Steven Zygmunt Strasser
Kenneth Patrick Chung

In case of any inconsistency between the English version and the Chinese version of this announcement, the English version shall prevail.
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